UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **March 7, 2016**

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT 06902
(Address of Principal Executive Offices) (Zip Code)

(203) 358-8000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure.

On March 9, 2016, David T. Kettig, Chief Operating Officer and Senior Vice President of Independence Holding Company (NYSE:IHC) (the "Company") will address the attendees at the Houlihan Lokey 2016 Financial Services Industry Conference in New York, NY. The slideshow presentation that will accompany the remarks made during the conference is attached as Exhibit 99.1 hereto and incorporated herein by reference solely for purposes of this Item 7.01 disclosure. A copy of the presentation is also available on the Company's website at www.ihcgroup.com.
.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibit

99.1   Presentation, dated March 9, 2016, at the Houlihan Lokey 2016 Financial Services Industry Conference in New York, NY

The information in this report, including the exhibit, is being furnished pursuant to Item 7.01 of Regulation S-K. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and regardless of any incorporation by reference language in any such filing. The Current Report will not be deemed an admission as to the materiality of any information in the Current Report that is required to be disclosed solely by Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Dated: March 7, 2016

By: /s/ Loan Nisser
Name: Loan Nisser
Title: Vice President and Secretary

Annual Financial Services Industry Conference

March 9, 2016

 THE IHC GROUP

The IHC Group Corporate Structure



The IHC Group's Pending Transactions



1 >

IHC Risk Solutions (RS)

Agreement to sell IHC Risk Solutions (RS) and co-insure employer stop-loss block produced by it for $152.5M, pending NYDFS approval

89% of proceeds to American Independence Corp (AMIC), which has $257M NOLs. If the transaction closed on 12/31/15, AMIC estimates that its BV would have increased by approx. $114M for the gain on sale of discontinued operations

2 >

American Independence Corp. (AMIC)

IHC's board of directors exploring short-form merger to take AMIC private

The IHC Group Post Stop-Loss Transaction



Underwrite and retain risk on The IHC Group products

- ➢ Specialty health for individuals and small employer groups
  - Supplemental health
  - Pet
  - Group, disability, life, DBL, and Occ Acc

Leverage technology and lead generation to grow distribution

- ➢ Healthedeals.com provides personal health exchanges for producers
- ➢ Healthinsurance.org has over 100,000 unique visitors looking for individual medical insurance each month

EBIX Health Administration

- ➢ TPA for accountable care organizations and hospital systems entering the ACA space
- ➢ Administer The IHC Group supplemental health products

Changing Product Mix

Shifting from Employer Stop-Loss, Individual Life and Annuities and Major Medical to Generally Higher-Margin Niche Lines of Business




Gap Plans
Marketed to employer groups and individuals, gap plans help to limit the financial liability associated with high-deductible ACA plans


Employer Disability and Life
Group long term disability, life, and DBL


Short-Term Medical
For consumers between open enrollment periods; sold under The IHC Group's brand as well as certain BUCAs


Dental and Vision
Individual and family sales through Web-based entities as well as broker-driven sales for small employer groups


Pet Insurance
Direct-to-consumer sales as well as through veterinarians and large national marketers


Other Health and Accident
Critical Illness, hospital indemnity plans and accident-only coverage offered to individuals and occupational accident

The IHC Group's Individual and Group Products

Individual Products	Group Products	Imported Products
Short-Term Medical	**Group Disability, Life, and DBL**	**Individual ACA**
Top 3 writer of STM nationally ($30M) with 30% CAGR	Niche product for school systems in upper Midwest ($85M) and top 10 writer of DBL ($30M)	Produced $25M during 2016 OEP; 50+% of ACA sales led to The IHC Group's ancillary sale
Individual Gap	**Occupational Accident**	**Small Group Stop-loss**
Marketed through The IHC Group distribution and BUCA relationships; higher margins and sales growth	Workers comp. substitute in Texas ($19M)	Marketed to groups of 10-50; currently on IAIC paper ($11.5M)
Pet Insurance	**Dental and Vision**	**Travel Accident**
Varied distribution ($34M)	Stable block of high-margin group dental and vision in all 50 states ($12.5M)	Considering transitioning to The IHC Group paper
Dental and Vision	**Group Gap and LBM**	**Life Insurance & Senior**
High-margin product sold with ACA plans ($10M)	Designed to supplement MEC and ACA plans ($4.5M)	Offered through career distribution and call center

IHC Specialty Benefits Health Distribution Channels



*Majority owned

Life And Disability: Focus On A Unique Niche



The block was **highly profitable in 2015** and experienced increased retention

Top 10 market share in NY DBL business; over the past 24 months the block has experienced significant growth while maintaining good margins

$117M in gross group life, disability and DBL premium in 2015

The IHC Group's Specialty: Filling The Gaps In Obamacare

Top 3 writer of short-term medical provides temporary coverage for consumers who do not have an ACA plan outside of the open enrollment period



Metal Gap plans **designed to help consumers** with the financial impact of a large claim due to an accident or serious illness



Top 10 writer of pet insurance in the U.S., which is a market growing by almost 13% per year



Cynthia Olavarría
Portavoz

New outreach to the **Latino community** through Aspira a Más



Specialty Health Net Risk Premium



5-Year Shareholder Return vs. Russell 2000 Index and S&P 500 Life and Health Index



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Independence Holding Company, the Russell 2000 Index,
and S&P 500 Life & Health Insurance

- *\$100 invested on 12/31/10 in stock or index, including reinvestment of dividends. Fiscal year ending December 31, 2015.

The IHC Group's Total Investment Portfolio
As of December 31, 2015



- Fixed Maturities
- Cash/ST/Due (to) from Brokers
- Equities
- Other

- Average Life: 8.6 years
- Average Credit Quality: AA
- Yield To Maturity At Market: 3.2%
- Effective Duration: 5.6 years

Forward-Looking Statements

Certain statements in this presentation are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, cash flows, plans, objectives, future performance and business of IHC and AMIC. Forward-looking statements by their nature address matters that are, to differing degrees, uncertain. With respect to IHC and AMIC, particular uncertainties that could adversely or positively affect our future results include, but are not limited to, economic conditions in the markets in which we operate, new federal or state governmental regulation, our ability effectively to operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in our news releases and filings with the Securities and Exchange Commission.

These uncertainties may cause IHC's and AMIC's actual future results to be materially different than those expressed in this presentation. Neither IHC nor AMIC undertakes to update its forward-looking statements.

13